ADVANTEST CORPORATION
Shin-Marunouchi Center Building,
1-6-2 Marunouchi, Chiyoda-ku,
Tokyo 100-0005, Japan
Phone: +81-3-3214-7500 Facsimile: +81-3-3214-7711

August 6, 2012

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
U.S.A.

Re:	Advantest Corporation Form 20-F for the Fiscal Year Ended March 31, 2012 Filed June 27, 2012 File No. 001-15236

Dear Mr. Cascio:

On behalf of Advantest Corporation (“Advantest”, the “Company” or “we”), I am responding to the comment letter, dated July 31, 2012, from the Securities and Exchange Commission (the “Commission”) relating to Form 20-F filed on June 27, 2012.  In conjunction with this letter, Advantest is filing the amendment to Form 20-F on Form 20-F/A (Amendment No. 1).

The responses of Advantest to the Staff’s comments are set forth below.  To facilitate the Staff’s review, I have reproduced below in bold text the Staff’s comments and have provided responses immediately below the comments.

Form 20-F for the Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects, page 36

Results of Operations, page 45

1.
We note that your net sales increased significantly in fiscal 2011 as compared with fiscal 2010 and it appears that a significant portion of this increase is related to your acquisition of Verigy.  We also note that throughout your discussion by segment you attribute part of the increase to the acquisition of Verigy, but we do not see where you quantify the impact of the acquisition on your operating results.  Please revise your discussion in future filings to quantify the impact of significant acquisitions on your results of operations.  In addition, please revise the liquidity and capital resources discussion to discuss the impact acquisitions had on your liquidity.

The Company’s Response

We acknowledge the Staff’s comments. We will, in future filings, better quantify the impact of significant acquisitions on the Company’s results of operations.  In addition, we will disclose in future filings the impact acquisitions had on our liquidity, to the extent we believe such impact is material to the investors’ understanding of our liquidity and capital resources.

Exhibit 13.1 – Section 906 Certifications

2.
We note that your section 906 certifications furnished in accordance with Item 601(b)(32) of Regulation S-K improperly refer to the period ended March 31, 2011.  Please file an amendment to your Form 20-F that includes the entire filing, including Section 302 certifications, together with Section 906 certifications that refer to the proper March 31, 2012 period.

The Company’s Response

We acknowledge the Staff’s comment. Form 20-F/A (Amendment No. 1) for the period ended March 31, 2012, is being filed concurrently with the Commission on August 6, 2012. We respectfully direct the Staff’s attention to Exhibit 13.1 of Form 20-F/A (Amendment No. 1) that refers to the proper March 31, 2012 period.  The improper reference to the period ended March 31, 2011 was due to a clerical error.

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Advantest acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-3-3214-7500, by fax at +81-3-3214-7711, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Haruo Matsuno
Name: Haruo Matsuno
Title: Representative Director, President and CEO

cc:
Julie Sherman (Securities and Exchange Commission)
Martin James (Securities and Exchange Commission)
Hiroshi Nakamura (Advantest Corporation)
Masahisa Ikeda (Shearman & Sterling LLP)
Makoto Usui  (Ernst & Young ShinNihon LLC)